SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934

For the month of April, 2005

Commission File Number 000-50991

TELVENT GIT, S.A.

(Translation of registrant’s name into English)

Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
EXHIBIT INDEX
Exhibit 15.1 Notice of Meeting of Shareholders
Exhibit 15.2 Form of Proxy

     On May 4, 2005, Telvent GIT, S.A. (the “Company”) published in Spain a notice to call an ordinary and extraordinary meeting of shareholders on May 26, 2005 on first call, and, as the case may be, on May 27, 2005 on the second call. An English translation of this notice and a form of the proxy are furnished as Exhibits 15.1 and 15.2 hereto.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: May 4, 2005

EXHIBIT INDEX

The following exhibits have been furnished as part of this Form 6-K:

Exhibit	Description
15.1	Notice of Ordinary and Extraordinary Meeting of Shareholders published in Spain on May 4, 2005 (English translation)

15.2	Form of Proxy (English translation)